Exhibit 99.1

iHuman Inc. Announces Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results

BEIJING, China, Mar. 25, 2025 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Fourth Quarter 2024 Highlights

•	Revenues were RMB232.7 million (US$31.9 million), compared with RMB250.4 million in the same period last year.

•	Gross profit was RMB156.4 million (US$21.4 million), compared with RMB178.2 million in the same period last year.

•	Operating income was RMB14.9 million (US$2.0 million), compared with RMB21.9 million in the same period last year.

•	Net income was RMB26.5 million (US$3.6 million), compared with RMB33.3 million in the same period last year.

•	Average total MAUs[1] for the fourth quarter were 25.78 million, compared with 25.38 million in the same period last year.

Fiscal Year 2024 Highlights

•	Revenues were RMB922.2 million (US$126.3 million), compared with RMB1,018.1 million in fiscal year 2023.

•	Gross profit was RMB640.2 million (US$87.7 million), compared with RMB721.3 million in fiscal year 2023.

•	Operating income was RMB71.9 million (US$9.9 million), compared with RMB159.9 million in fiscal year 2023.

•	Net income was RMB98.6 million (US$13.5 million), compared with RMB180.9 million in fiscal year 2023.

•	Average total MAUs were 26.47 million, compared with 23.04 million in the fiscal year 2023.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “As we navigated evolving market conditions, we concluded 2024 with a robust and diversified product portfolio, further enhanced with more AI-integrated features that reinforces our leadership in the industry.

At the heart of our success is our long-standing dedication to technological innovation, particularly in artificial intelligence. Since establishing our AI Lab in 2018, we have consistently invested in cutting-edge advancements and seamlessly integrated them into our product offerings. By embracing transformative technologies such as AI-generated content (AIGC), we became one of the first companies in China to develop and launch a proprietary large language model (LLM), a breakthrough that now powers a comprehensive range of our offerings and elevates our user experience to new heights. Take iHuman Smart Coder as an example. Leveraging our LLM, we have transformed a traditional coding course into a highly engaging, personalized learning experience that provides real-time tailored guidance and support. Children benefit from a personalized virtual coding mentor by their side that can analyze their code, pinpoint bugs, and provide corrective feedback through features such as intuitive voice prompts, graphics, and animations, making learning more fun and accessible. Additionally, we have introduced an innovative learning framework that combines challenge-based exploration, project-driven creativity, and immersive robotics sessions. Our robotics session features a 3D interactive blueprint that enables users to visualize each step of the build, making it possible to assemble intricate robots online. Our proprietary high-intelligence controller and custom code editor further enhance the experience, allowing children to program more sophisticated and intelligent robot behaviors. Together, these innovations create a coding experience that not only inspires and engages users, but also delivers tangible outcomes. Within months of its launch, some young users successfully passed the online exam administered by the Chinese Institute of Electronics, earning the Blocks Programming Level 1 Certificate.

1 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

While pushing the boundaries of innovation from within, we also closely monitor emerging market trends, swiftly embracing new technological breakthroughs to enhance our products and maintain a competitive edge. Our early adoption of the revolutionary DeepSeek models—beginning with the V2 model in May 2024 and now fully integrating the latest R1 model across our core offerings—demonstrates our agility and forward-thinking approach. By seamlessly integrating our extensive in-house AI expertise with best-in-class third-party solutions, we deliver a more personalized, dynamic, and intelligent product experience that is tailored to each child’s unique developmental needs and preferences.

As we look ahead to 2025, I am confident that our forward-thinking approach—anchored in technological excellence and creative content—will keep us at the forefront of the industry and pave the way for another promising year of growth and innovation,” concluded Dr. Dai.

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “Despite facing some pressure from evolving market conditions, we are proud to report another quarter of profitability, marking our 12th consecutive quarter of positive earnings and our third consecutive year of profitability since our IPO in 2020. This consistent performance reflects the resilience of our business model and our ability to deliver sustainable growth. Meanwhile, our board of directors has approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per American Depositary Share (ADS) for the second consecutive year, which reflects our confidence in the financials and commitment to delivering shareholder value.

During the quarter, our animation studio, Kunpeng, made significant strides in both commercialization and global expansion. Capitalizing on the breakout success of the Rainbow Crew animated series, unveiled in October 2024, we introduced themed merchandise, including magic wands and stickers, with additional products currently in development. These initiatives have further enhanced the brand’s presence and deepened fan engagement across multiple touchpoints. Additionally, we launched an official Rainbow Crew channel on YouTube, sharing select clips from the series. These videos have received warm feedback and strong engagement, helping build awareness among international audiences, laying the foundation for the overseas expansion of the series.

In addition to enriching our product portfolio, we have also effectively leveraged popular social media platforms to broaden our influence and expand our market reach. Our in-house IP, Two Cats (liamiao)—designed to spark interest in English and develop language awareness through engaging comics—has gained significant traction on Red Note, amassing over 240,000 followers and nearly 700,000 likes and saves in just a few months. This highlights our ability to engage audiences across diverse platforms and build meaningful connections with our users.

As we continue to make solid progress with our business, we remain focused on driving product innovation through ongoing advancements in content and technology. We are committed to translating our strategic investments into lasting value for our shareholders, users, and the broader industry.”

Fourth Quarter 2024 Unaudited Financial Results

Revenues

Revenues were RMB232.7 million (US$31.9 million), a decrease of 7.1% from RMB250.4 million in the same period last year, primarily due to the decline in China’s newborn population and more conservative consumer spending.

Average total MAUs for the quarter were 25.78 million, compared with 25.38 million in the same period last year.

Cost of Revenues

Cost of revenues was RMB76.2 million (US$10.4 million), compared with RMB72.2 million in the same period last year.

Gross Profit and Gross Margin

Gross profit was RMB156.4 million (US$21.4 million), a decrease of 12.2% from RMB178.2 million in the same period last year. Gross margin was 67.2%, compared with 71.2% in the same period last year. The decrease in gross margin was mainly due to the diversification and structural upgrades of the Company’s product portfolio, especially with an increased focus on the offline component of its integrated online-offline strategy to boost the overall appeal of its offerings.

Operating Expenses

Total operating expenses were RMB141.5 million (US$19.4 million), a decrease of 9.5% from RMB156.4 million in the same period last year.

Research and development expenses were RMB63.3 million (US$8.7 million), a decrease of 4.5% from RMB66.3 million in the same period last year.

Sales and marketing expenses were RMB54.1 million (US$7.4 million), a decrease of 16.1% from RMB64.5 million in the same period last year, primarily due to strategic savings in spending on marketing activities in the fourth quarter.

General and administrative expenses were RMB24.1 million (US$3.3 million), a decrease of 5.6% from RMB25.5 million in the same period last year, primarily due to decreases in share-based compensation, as well as other administrative expenses.

Operating Income

Operating income was RMB14.9 million (US$2.0 million), compared with RMB21.9 million in the same period last year.

Net Income

Net income was RMB26.5 million (US$3.6 million), compared with RMB33.3 million in the same period last year.

Basic and diluted net income per ADS were RMB0.51 (US$0.07) and RMB0.49 (US$0.07), respectively, compared with RMB0.63 and RMB0.61 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB283.3 million (US$38.8 million) as of December 31, 2024, compared with RMB318.6 million as of December 31, 2023.

Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments were RMB1,168.7 million (US$160.1 million) as of December 31, 2024, compared with RMB1,213.8 million as of December 31, 2023.

Fiscal Year 2024 Unaudited Financial Results

Revenues

Revenues were RMB922.2 million (US$126.3 million), a decrease of 9.4% from RMB1,018.1 million in fiscal year 2023, primarily due to the decline in China’s newborn population and more conservative consumer spending.

Average total MAUs were 26.47 million, an increase of 14.9% year-over-year from 23.04 million in fiscal year 2023, primarily due to the effective execution of our user acquisition strategy, particularly with the user expansion in overseas markets.

Cost of Revenues

Cost of revenues was RMB282.0 million (US$38.6 million), a decrease of 5.0% year-over-year from RMB296.9 million in fiscal year 2023, primarily due to decreased channel costs.

Gross Profit and Gross Margin

Gross profit was RMB640.2 million (US$87.7 million), a decrease of 11.2% from RMB721.3 million in fiscal year 2023. Gross margin was 69.4%, compared with 70.8% in fiscal year 2023. The decrease in gross margin was mainly due to the diversification and structural upgrades of the Company’s product portfolio, especially with an increased focus on the offline component of its integrated online-offline strategy to boost the overall appeal of its offerings.

Operating Expenses

Total operating expenses were RMB568.2 million (US$77.8 million), compared with RMB561.4 million in fiscal year 2023.

Research and development expenses were RMB247.8 million (US$33.9 million), a decrease of 3.8% from RMB257.5 million in fiscal year 2023.

Sales and marketing expenses were RMB221.2 million (US$30.3 million), an increase of 10.9% from RMB199.5 million in fiscal year 2023, primarily due to increased strategic spending on promotional activities, brand enhancement, and overseas expansion.

General and administrative expenses were RMB99.3 million (US$13.6 million), a decrease of 4.9% from RMB104.3 million in fiscal year 2023.

Operating Income

Operating income was RMB71.9 million (US$9.9 million), compared with RMB159.9 million in fiscal year 2023.

Net Income

Net income was RMB98.6 million (US$13.5 million), compared with RMB180.9 million in fiscal year 2023.

Basic and diluted net income per ADS were RMB1.88 (US$0.26) and RMB1.82 (US$0.25), respectively, compared with RMB3.43 and RMB3.30 in fiscal year 2023. Each ADS represents five Class A ordinary shares of the Company.

Special Cash Dividend

To deliver return of capital to shareholders, the Company’s board of directors (the “Board”) approved a special cash dividend of US$0.02 per ordinary share, or US$0.10 per ADS, to holders of ordinary shares and holders of ADSs as of the close of business on April 17, 2025 New York Time, payable in U.S. dollars. The aggregate amount of the special dividend will be approximately US$5.2 million. The payment date is expected to be on or around May 8, 2025 and May 15, 2025 for holders of ordinary shares and holders of ADSs, respectively.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2024, which was RMB7.2993 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income, adjusted net income and adjusted diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income, adjusted net income and adjusted diluted net income per ADS as operating income, net income and diluted net income per ADS excluding share-based compensation expenses, respectively. Adjusted operating income, adjusted net income and adjusted diluted net income per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity, and foster their natural interest in traditional Chinese culture. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86-10-5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Ms. Alice Li

Phone: +86-10-5900-1548

E-mail: alice.li@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,213,767	1,123,292	153,890
Short-term investments	-	45,457	6,228
Accounts receivable, net	60,832	52,030	7,128
Inventories, net	16,518	23,475	3,216
Amounts due from related parties	1,810	2,051	281
Prepayments and other current assets	89,511	89,512	12,263
Total current assets	1,382,438	1,335,817	183,006
Non-current assets
Property and equipment, net	6,169	3,476	476
Intangible assets, net	23,245	16,429	2,251
Operating lease right-of-use assets	3,648	14,885	2,039
Long-term investment	26,333	26,333	3,608
Other non-current assets	8,662	22,701	3,110
Total non-current assets	68,057	83,824	11,484
Total assets	1,450,495	1,419,641	194,490

LIABILITIES
Current liabilities
Accounts payable	22,139	30,233	4,142
Deferred revenue and customer advances	318,587	283,251	38,805
Amounts due to related parties	4,428	1,734	238
Accrued expenses and other current liabilities	143,677	126,501	17,331
Dividend payable	-	2,164	296
Current operating lease liabilities	1,927	3,661	502
Total current liabilities	490,758	447,544	61,314
Non-current liabilities
Non-current operating lease liabilities	1,933	11,252	1,542
Total non-current liabilities	1,933	11,252	1,542
Total liabilities	492,691	458,796	62,856
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2023 and December 31, 2024; 125,122,382 Class A shares issued and 119,704,787 outstanding as of December 31, 2023; 125,122,382 Class A shares issued and 116,084,207 outstanding as of December 31, 2024; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2023 and December 31, 2024; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2023 and December 31, 2024)	185	185	25
Additional paid-in capital	1,088,628	996,657	136,541
Treasury stock	(16,665)	(26,296)	(3,603)
Statutory reserves	8,164	8,395	1,150
Accumulated other comprehensive income	17,955	24,009	3,289
Accumulated deficit	(140,463)	(42,105)	(5,768)
Total shareholders’ equity	957,804	960,845	131,634
Total liabilities and shareholders’ equity	1,450,495	1,419,641	194,490

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	250,447	239,407	232,684	31,878	1,018,139	922,201	126,341
Cost of revenues	(72,201)	(75,541)	(76,243)	(10,445)	(296,868)	(282,048)	(38,640)

Gross profit	178,246	163,866	156,441	21,433	721,271	640,153	87,701

Operating expenses
Research and development expenses	(66,293)	(59,307)	(63,308)	(8,673)	(257,546)	(247,757)	(33,943)
Sales and marketing expenses	(64,511)	(60,863)	(54,109)	(7,413)	(199,504)	(221,230)	(30,308)
General and administrative expenses	(25,547)	(22,998)	(24,106)	(3,303)	(104,334)	(99,254)	(13,598)
Total operating expenses	(156,351)	(143,168)	(141,523)	(19,389)	(561,384)	(568,241)	(77,849)
Operating income	21,895	20,698	14,918	2,044	159,887	71,912	9,852
Other income, net	8,965	8,024	12,245	1,678	42,686	38,689	5,300
Income before income taxes	30,860	28,722	27,163	3,722	202,573	110,601	15,152
Income tax benefits (expenses)	2,411	(3,579)	(682)	(93)	(21,666)	(12,012)	(1,646)
Net income	33,271	25,143	26,481	3,629	180,907	98,589	13,506

Net income per ADS:
- Basic	0.63	0.48	0.51	0.07	3.43	1.88	0.26
- Diluted	0.61	0.47	0.49	0.07	3.30	1.82	0.25

Weighted average number of ADSs:
- Basic	52,740,067	52,283,334	52,097,127	52,097,127	52,810,587	52,400,383	52,400,383
- Diluted	54,753,503	54,011,420	53,965,183	53,965,183	54,753,025	54,239,751	54,239,751

Total share-based compensation expenses included in:
Cost of revenues	64	22	18	2	299	106	15
Research and development expenses	1,115	225	273	37	4,055	1,303	179
Sales and marketing expenses	122	39	34	5	707	164	22
General and administrative expenses	817	329	229	31	4,374	1,251	171

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income	21,895	20,698	14,918	2,044	159,887	71,912	9,852
Share-based compensation expenses	2,118	615	554	75	9,435	2,824	387
Adjusted operating income	24,013	21,313	15,472	2,119	169,322	74,736	10,239

Net income	33,271	25,143	26,481	3,629	180,907	98,589	13,506
Share-based compensation expenses	2,118	615	554	75	9,435	2,824	387
Adjusted net income	35,389	25,758	27,035	3,704	190,342	101,413	13,893

Diluted net income per ADS	0.61	0.47	0.49	0.07	3.30	1.82	0.25
Impact of non-GAAP adjustments	0.04	0.01	0.01	0.00	0.18	0.05	0.01
Adjusted diluted net income per ADS	0.65	0.48	0.50	0.07	3.48	1.87	0.26

Weighted average number of ADSs – diluted	54,753,503	54,011,420	53,965,183	53,965,183	54,753,025	54,239,751	54,239,751
Weighted average number of ADSs – adjusted	54,753,503	54,011,420	53,965,183	53,965,183	54,753,025	54,239,751	54,239,751